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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. This article is posted on HP's internal web site.


FIVE STEPS TO THE NEW HP

A SUCCESSFUL PROXY VOTE MUST BE FOLLOWED BY A FAVORABLE COMPAQ VOTE, THE HP VOTE COUNT AND CERTIFICATION, LEGAL CLOSE AND OPERATIONAL LAUNCH

On the eve of the March 19 special shareowner meeting, it might be useful to set employees' expectations on what is likely to happen -- both at the meeting itself and in the following few weeks. Employees who are expecting to learn the outcome of the proxy vote during the meeting itself will be disappointed. The special HP meeting, which will be held in Cupertino, California, will be generally a procedural affair centered on legal formalities.

On March 20, Compaq will hold its own special shareowner meeting in Houston, Texas, and a majority of Compaq's outstanding shares must be voted in favor of the merger and merger agreement for the transaction to proceed. Michael Capellas, Compaq CEO, has stated publicly that he expects the Compaq shareowner vote to pass.


VOTE CERTIFICATION

Assuming the Compaq vote passes, the next step is for HP's Inspectors of Elections to certify the HP shareowners' vote. Once the vote is certified -- whether the result is for or against the issuance of shares in connection with the merger -- both HP and Compaq will send out a press release and a message to employees announcing the result. The releases and employee messages will be distributed electronically and at approximately the same time.

If the HP vote is in favor of the merger, the next step is the official legal close, which can occur as soon as a matter of days after the vote certification. Legal close, however, should not be confused with the operational launch of the new HP. Technically, the legal close and the operational launch of the new company could occur on the same day. However, depending on when the vote is certified, there also could be a short delay between the legal close and the launch.

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"Our goal during the entire process is to keep employees as informed as we are legally able," said Yvonne Hunt, HP director of Internal Communication. "We will update you on key decisions regarding the proxy vote shortly after they occur and on organizational assignments as soon as we possibly can."

Even if both proxy votes are successful, employees of HP and Compaq should continue to act as if they belong to separate companies until the official launch of the new HP. For employees with direct customer contact -- especially those who work in the field -- this means continuing to serve customer needs and striving to meet Q2, FY02 financial goals.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.